Exhibit 99.3

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(unaudited in thousands of Canadian dollars)

	Notes	December 31, 2013	March 31, 2013
ASSETS
Non-current assets
Property, plant and equipment		$285,936	$258,003
Intangible assets		412,726	447,333
Contract initiation costs		72,683	58,446
Other non-current financial assets	7	13,377	31,305
Non-current receivables		11,282	11,046
Investments	6	9,119	9,000
Deferred tax asset		27,253	24,858
		832,376	839,991
Current assets
Inventory		8,414	6,073
Gas delivered in excess of consumption		9,119	5,224
Gas in storage		29,486	11,051
Current trade and other receivables		371,449	315,551
Accrued gas receivables		2,488	33,989
Unbilled revenues		177,454	129,166
Prepaid expenses and deposits		21,105	15,874
Other current assets	7	33,509	33,005
Corporate tax recoverable		10,252	9,761
Restricted cash		15,508	13,320
Cash and cash equivalents		32,510	38,498
		711,294	611,512
Assets classified as held for sale	5	-	77,439
		711,294	688,951
TOTAL ASSETS		$1,543,670	$1,528,942

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,367,175)	$(1,300,280)
Accumulated other comprehensive income	8	57,081	47,155
Shareholders’ capital	9	1,032,186	1,018,082
Equity component of convertible debentures		25,795	25,795
Contributed surplus		68,678	70,893
Shareholders’ deficit		(183,435)	(138,355)

Non-controlling interest		9,917	(702)
TOTAL DEFICIT		(173,518)	(139,057)

Non-current liabilities
Long-term debt	10	884,055	795,224
Provisions		4,025	3,773
Deferred lease inducements		871	1,044
Other non-current financial liabilities	7	72,302	85,380
Deferred tax liability		32,270	31,327
		993,523	916,748
Current liabilities
Trade and other payables		404,356	301,820
Accrued gas payable		1,757	28,476
Deferred revenue		31,992	13,017
Income taxes payable		8,075	5,143
Current portion of long-term debt	10	154,081	162,474
Provisions		3,146	3,063
Other current financial liabilities	7	120,258	159,819
		723,665	673,812
Liabilities relating to assets classified as held for sale	5	-	77,439
		723,665	751,251
TOTAL LIABILITIES		1,717,188	1,667,999
TOTAL DEFICIT AND LIABILITIES		$1,543,670	$1,528,942

Commitments and Guarantees (Note 16)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
			December 31,	December 31,	December 31,	December 31,
	Notes		2013	2012	2013	2012
CONTINUING OPERATIONS
SALES	13		$858,967	$736,562	$2,458,103	$2,107,089
COST OF SALES	12	(b)	696,193	596,292	2,047,415	1,738,876
GROSS MARGIN			162,774	140,270	410,688	368,213
EXPENSES
Administrative expenses			35,700	34,888	106,937	102,116
Selling and marketing expenses			48,559	49,918	148,941	158,752
Other operating expenses	12	(a)	29,625	31,958	82,187	100,464
			113,884	116,764	338,065	361,332
Operating profit before the following			48,890	23,506	72,623	6,881
Finance costs	10		(23,004)	(18,184)	(67,850)	(52,930)
Change in fair value of derivative instruments	7		153,121	47,201	32,178	493,554
Proportionate share of loss from joint venture	6		(1,194)	(1,910)	(5,984)	(5,770)
Other income (loss)			(239)	740	271	5,718
Income before income taxes			177,574	51,353	31,238	447,453
Provision for income taxes	11		17,397	9,547	25,226	49,139
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS			$160,177	$41,806	$6,012	$398,314

DISCONTINUED OPERATIONS
Income (loss) for the period from discontinued operations	5		17,291	(1,568)	17,987	(6,350)

PROFIT FOR THE PERIOD			$177,468	$40,238	$23,999	$391,964

Attributable to:
Shareholders of Just Energy			$178,738	$40,312	$25,602	$392,380
Non-controlling interest			(1,270)	(74)	(1,603)	(416)
PROFIT FOR THE PERIOD			$177,468	$40,238	$23,999	$391,964

Earnings per share from continuing operations	14
Basic			$1.12	$0.30	$0.04	$2.85
Diluted			$0.96	$0.28	$0.04	$2.46
Earnings per share available to shareholders
Basic			$1.25	$0.29	$0.18	$2.81
Diluted			$1.07	$0.28	$0.17	$2.43

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		December 31,	December 31,	December 31,	December 31,
	Notes	2013	2012	2013	2012
Profit for the period		$177,468	$40,238	$23,999	$391,964

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:	8

Unrealized gain (loss) on translation of foreign operations		8,924	3,402	14,848	(4,083)

Amortization of deferred unrealized gain of discontinued
hedges net of income taxes of $26 (2012 - $1,222) and
$476 (2012 - $5,084) for the three and nine months ended December 31, 2013, respectively		(524)	(6,123)	(4,922)	(22,592)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods, net of tax		8,400	(2,721)	9,926	(26,675)

Total comprehensive income for the period, net of tax		$185,868	$37,517	$33,925	$365,289

Total comprehensive income attributable to:

Shareholders of Just Energy		$187,138	$37,591	$35,528	$365,705

Non-controlling interest		(1,270)	(74)	(1,603)	(416)

Total comprehensive income for the period, net of tax		$185,868	$37,517	$33,925	$365,289

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE NINE MONTHS ENDED DECEMBER 31
(unaudited in thousands of Canadian dollars)

	Notes		2013	2012
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (deficit)
Accumulated earnings (deficit), beginning of period			$87,496	$(442,812)
Profit for the period, attributable to the shareholders			25,602	392,380
Accumulated earnings (deficit), end of period			113,098	(50,432)

DIVIDENDS
Dividends, beginning of period			(1,387,776)	(1,209,376)
Dividends	15		(92,497)	(133,435)
Dividends, end of period			(1,480,273)	(1,342,811)
DEFICIT			$(1,367,175)	$(1,393,243)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period			$47,155	$70,293
Other comprehensive income (loss)			9,926	(26,675)
Accumulated other comprehensive income, end of period			$57,081	$43,618

SHAREHOLDERS’ CAPITAL	9
Shareholders’ capital, beginning of period			$1,018,082	$993,181
Share-based compensation awards exercised			7,240	1,964
Shares issued (cancelled)			-	7
Dividend reinvestment plan			6,864	13,348
Shareholders’ capital, end of period			$1,032,186	$1,008,500

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period			$25,795	$25,795
Balance, end of period			$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period			$70,893	$62,147
Add: Share-based compensation awards	12	(a)	4,936	9,255
Non-cash deferred share grant distributions			89	130
Less: Share-based compensation awards exercised			(7,240)	(1,964)
Balance, end of period			$68,678	$69,568

NON-CONTROLLING INTEREST
Balance, beginning of period			$(702)	$(637)
Investment by non-controlling shareholder	10	(g)	10,983	-
Foreign exchange impact on non-controlling interest			1,239	(504)
Loss attributable to non-controlling interest			(1,603)	(416)
Balance, end of period			$9,917	$(1,557)
TOTAL DEFICIT			$(173,518)	$(247,319)
See accompanying notes to the interim condensed consolidated financial statements

4.

    JUST ENERGY GROUP INC.
           INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (unaudited in thousands of Canadian dollars)

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
Net outflow of cash related to the following activities	Notes		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
OPERATING
Income before income taxes			$177,574	$51,353	$31,238	$447,453
Items not affecting cash
Amortization of intangible assets
and related supply contracts			13,289	20,798	38,641	64,257
Amortization of contract initiation costs			4,625	4,630	14,973	10,975
Amortization of property, plant and equipment			1,101	2,107	3,295	4,412
Amortization included in cost of sales			3,829	2,355	11,117	6,634
Share-based compensation	12	(a)	1,635	2,867	4,936	9,255
Financing charges, non-cash portion			3,332	2,714	10,088	7,795
Other			(61)	(816)	(181)	(850)
Change in fair value of derivative instruments			(153,121)	(47,201)	(32,178)	(493,554)
Cash inflow (outflow) from operating activities of discontinued operations			(9,657)	191	(7,054)	(1,080)
			(135,028)	(12,355)	43,637	(392,156)
Adjustment required to reflect net cash receipts from gas sales			(7,598)	(566)	10,564	(83)
Changes in non-cash working capital			1,007	(9,074)	(12,111)	(22,768)
			35,955	29,358	73,328	32,446
Income tax paid			649	(79)	468	(1,897)
Cash inflow from operating activities			36,604	29,279	73,796	30,549

INVESTING
Purchase of property, plant and equipment			(13,335)	(34,191)	(37,433)	(88,675)
Purchase of intangible assets			(2,292)	(4,737)	(5,107)	(7,287)
Advances of long-term receivables			(586)	(1,719)	(236)	(3,554)
Investments			-	-	-	(8,942)
Settlement of contingent consideration			-	-	-	(1,551)
Contract initiation costs			(10,811)	(6,804)	(29,878)	(22,622)
Cash flows used in investing activities of discontinued operations			-	(172)	(86)	(393)
Cash outflow from investing activities			(27,024)	(47,623)	(72,740)	(133,024)

FINANCING
Dividends paid			(29,196)	(34,511)	(85,541)	(119,957)
Shares issued for cash			-	7	-	7
Issuance of long-term debt			162,843	127,779	455,305	408,084
Repayment of long-term debt			(131,751)	(73,503)	(382,143)	(196,853)
Restricted cash			(1,656)	-	(1,656)	1,251
Debt issuance costs			(3,429)	(8,383)	(5,582)	(9,336)
Investment made by minority shareholder			1,034	-	10,983	-
Cash flows provided by financing activities of discontinued operations			3,327	159	976	394
Cash inflow (outflow) from financing activities			1,172	11,548	(7,658)	83,590
Effect of foreign currency translation on cash balances			(436)	(193)	614	(992)
Net cash inflow (outflow)			10,316	(6,989)	(5,988)	(19,877)
Cash and cash equivalents reclassified to assets held for sale			-	-	-	(396)
Cash and cash equivalents, beginning of period			22,194	39,936	38,498	53,220
Cash and cash equivalents, end of period			$32,510	$32,947	$32,510	$32,947

Supplemental cash flow information:
Interest paid			$27,424	$18,405	$66,428	$61,115

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.       ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on February 13, 2014.

2.	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Pre-paid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name Momentis. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries, provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. In addition, Just Energy through its subsidiaries sells smart thermostats in Ontario and Texas.

3.	SIGNIFICANT ACCOUNTING POLICIES

           (a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2013 and 2012, except for the adoption of new standards and interpretations effective April 1, 2013 as disclosed in Note 3(d).

The unaudited interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The unaudited interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2014, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the 12 months ended December 31, 2013, the consumer and commercial segments, where the seasonal impact is recognized, reported gross margin of $509,901 (2012 - $502,958) and profit of $216,315 (2012 - $383,784).

(c)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2013. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)	New standards, interpretations and amendments adopted by the Company during the quarter

The following new accounting standards that have been adopted had no material impact on the interim condensed consolidated financial statements. Please see Note 4 (II) – Accounting Standards Issued but Not Yet Applied in the audited consolidated financial statements for the years ended March 31, 2013 and 2012 for further details.

•	IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
•	IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7
•	IFRS 10, Consolidated Financial Statements
•	IFRS 11, Joint Arrangements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 28, Investments in Associates and Joint Ventures
•	IAS 32, Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32
•	IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

4.            SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited interim condensed consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the unaudited interim condensed consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation
The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these unaudited interim condensed consolidated financial statements as at December 31, 2013. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

On December 17, 2012, and then amended on September 11, 2013, NHS was served with a $60 million claim from a competitor for unfair trade practices and misleading marketing.  Just Energy has issued a counterclaim for $60 million and will vigorously defend itself against this claim.    Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

On August 12, 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against Just Energy and Fulcrum Retail Holdings LLC (“FRH”), for up to $20 million in connection with FRH, failing to achieve an earn-out target under the Purchase and Sales Agreement dated August 24, 2011 for the purchase of FRH from FPS.  FPS alleges that Just Energy conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target.  In October 2013, Just Energy’s motion to compel arbitration was successful.  Just Energy will continue to vigorously defend itself against this claim.  Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the interim condensed consolidated statements of income (loss). In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the interim condensed consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 7 for further details about the assumptions as well as sensitivity analysis.

5.           DISCONTINUED OPERATIONS

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it had been viewed as a non-core business since it was acquired with the Universal Energy acquisition in 2009.  Effective December 24, 2013, Just Energy sold TGF for a nominal amount and was released from all of its obligations.  Previously, tax losses generated prior to the disposal were restricted by TGFs lenders and were treated as unrecognized deferred tax assets.  In order to retain a portion of these tax losses and as part of the disposal, Just Energy transferred approximately $6,250 to TGF.  Just Energy expects to utilize the retained losses in future periods and has recognized a future tax recovery of $24,151 which has been recorded as part of the income (loss) from discontinued operations.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of TGF for the three and nine months ended December 31 are presented below:
	For the three months ended December 31		For the nine months ended December 31

	2013	2012	2013	2012

Sales	$24,026	$26,285	$82,982	$79,122
Cost of sales	19,024	24,059	70,280	73,345
Gross margin	5,002	2,226	12,702	5,777

Expenses
Administrative and operating expenses	1,243	2,286	5,131	7,517
Operating income (loss)	3,759	(60)	7,571	(1,740)
Finance costs	(1,395)	(1,508)	(4,511)	(4,610)
Profit (loss) from discontinued operations before the undernoted	2,364	(1,568)	3,060	(6,350)
Loss on disposal of net assets	(8,653)	-	(8,653)	-
Future income tax recovery	24,151	-	24,151	-
Transaction costs	(571)	-	(571)	-
INCOME (LOSS) ON DISCONTINUED OPERATIONS	$17,291	$(1,568)	$17,987	$(6,350)

Earnings (loss) per share
Basic earnings (loss) per share from discontinued operations	$0.12	$(0.01)	$0.13	$(0.05)
Diluted earnings (loss) per share from discontinued operations	$0.10	$(0.01)	$0.10	$(0.05)

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	INVESTMENTS

(i)
Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

	2013	2012
Share of the associate's revenue and loss
Revenue eliminated on consolidation	$9,549	$2,534
Loss	$(5,984)	$(5,770)
Carrying amount of the investment	$-	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”). The amount is determined based on the fair value of the previous month’s billed customers.  As at December 31, 2013, the Put was estimated to have a nominal value.

(ii)
In August 2012, the Company issued a US$2,500 promissory note to its joint venture partner.  The promissory note receivable matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service.

(iii)
In August 2012, Just Energy through a subsidiary acquired a 15% interest in ecobee Inc., a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460.  The Company intends to market these smart thermostats in all its core markets, linking them to commodity and home service sales.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	FINANCIAL INSTRUMENTS

(a)	Fair value

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the interim condensed consolidated statements of income (loss). Due to the commodity volatility and size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings. The following table illustrates gains/(losses) related to Just Energy’s derivative financial instruments classified as fair value through profit and loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Change in fair value of derivative instruments
	For the three months	For the three months	For the nine months	For the nine months
	ended	ended	ended	ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Fixed-for-floating electricity swaps (i)	$39,850	$19,375	$34,422	$159,029
Renewable energy certificates (ii)	2,522	(1,052)	5,952	596
Verified emission-reduction credits (iii)	365	(878)	1,233	457
Options (iv)	(2,808)	849	(2,357)	1,548
Physical gas forward contracts (v)	22,248	29,404	49,242	153,781
Physical electricity forward contracts (viii)	69,361	4,270	(49,439)	106,021
Transportation forward contracts (vi)	2,785	351	1,860	7,527
Fixed financial swaps (vii)	25,013	(3,893)	12,528	74,898
Unforced capacity forward contracts (ix)	461	1,367	1,264	457
Unforced capacity physical contracts (x)	(5,520)	3,061	(4,595)	4,605
Heat rate swaps (xi)	349	542	(12,558)	(8,686)
Foreign exchange forward contracts (xii)	(369)	(472)	(225)	32
Amortization of deferred unrealized gains on
discontinued hedges	550	7,345	5,398	27,676
Share swap	2,431	(4,162)	972	(11,856)
Amortization of derivative financial instruments
related to acquisitions	(3,685)	(12,885)	(10,987)	(39,822)
Liability associated with exchangeable shares and
equity based compensation	111	-	111	-
Other derivative options	(543)	-	(643)	-
Change in fair value of contingent consideration	-	3,979	-	17,291
Change in fair value of derivative
instruments	$153,121	$47,201	$32,178	$493,554

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2013:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$13,629	$807	$31,263	$26,890
Renewable energy certificates (ii)	1,127	6,472	1,024	722
Verified emission-reduction credits (iii)	203	626	529	103
Options (iv)	-	-	3,154	-
Physical gas forward contracts (v)	115	20	29,424	10,512
Physical electricity forward contracts(viii)	6,152	2,495	20,140	14,527
Transportation forward contracts (vi)	2,331	104	156	628
Fixed financial swaps (vii)	1,474	22	16,966	15,862
Unforced capacity forward contracts (ix)	-	-	761	-
Unforced capacity physical contracts (x)	3,815	1,001	289	3,058
Heat rate swaps (xi)	4,663	1,582	103	-
Foreign exchange forward contracts (xii)	-	-	711	-
Share swap	-	-	14,943	-
Cash-out option on stock-based compensation	-	-	303	-
Other derivative options	-	248	492	-
As at December 31, 2013	$33,509	$13,377	$120,258	$72,302

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2013:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$2,632	$1,421	$42,959	$38,524
Renewable energy certificates (ii)	1,413	686	1,326	1,033
Verified emission-reduction credits (iii)	60	73	568	579
Options (iv)	214	-	909	67
Physical gas forward contracts (v)	2	-	63,284	25,586
Physical electricity forward contracts(viii)	10,970	16,515	2,804	51
Transportation forward contracts (vi)	970	437	1,557	51
Fixed financial swaps (vii)	4,052	23	27,350	19,200
Unforced capacity forward contracts (ix)	456	-	2,134	289
Unforced capacity physical contracts (x)	2,008	3,865	113	-
Heat rate swaps (xi)	10,228	7,885	-	-
Foreign exchange forward contracts (xii)	-	-	486	-
Share swap	-	-	15,915	-
Cash-out option on stock-based compensation	-	-	414	-
Other derivative options	-	400	-	-
As at March 31, 2013	$33,005	$31,305	$159,819	$85,380

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as fair value through profit and loss as at December 31, 2013, to which Just Energy has committed:

			Total			Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price	favourable/	Notional
			volume			(unfavourable)	value

(i)	Fixed-for-floating	0.01-150.00	17,793,759	January 1, 2014	$0.37-$137.26	($43,717)	$845,432
	electricity swaps	MWh	MWh	December 31, 2019
(ii)	Renewable energy	20-200,000	6,623,961	May 31, 2014	$0.53-$297.81	$5,853	$35,399
	certificates	MWh	MWh	December 31, 2023
(iii)	Verified emission-	2,000-106,942	598,000	December 31, 2014	$1.60-$11.50	$197	$3,380
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	4,500-42,232	229,395	January 31, 2014	$5.06-$9.66	($3,154)	$77
		GJ/month	GJ	December 31, 2014
(v)	Physical gas forward	10.56-12,892	36,949,769	January 1, 2014	$0.06-$85.34	($39,801)	$188,255
	contracts	GJ/day	GJ	December 31, 2018
(vi)	Transportation forward	18-245,474	33,116,650	January 1, 2014	$0.01-$5.81	$1,651	$99,308
	contracts	GJ/day	GJ	December 31, 2016
(vii)	Fixed financial swaps	1,995-654,596	80,631,766	January 31, 2014	$2.92-$8.59	($31,332)	$346,214
		GJ/month	GJ	December 31, 2018
(viii)	Physical electricity	0.89-150.00	23,175,032	January 1, 2014	$26.72-$122.51	($26,019)	$1,123,700
	forwards contracts	MWh	MWh	December 31, 2018
(ix)	Unforced capacity	4,200-11,160	207,900	May 31, 2014	$64.42-$193.28	($761)	$37,447
	forward contracts	MWCap	MWCap	May 31, 2015
(x)	Unforced capacity	1-210	7,350	January 31, 2014	$6.38-$12,146.31	$1,469	$54,280
	physical contracts	MWCap	MWCap	May 31, 2016
(xi)	Heat rate swaps	1-10	934,898	January 31, 2014	$30.26-$55.43	$6,142	$37,339
		MWh	MWh	October 31, 2016
(xii)	Foreign exchange	US$1,000,000-$2,500,000	n/a	January 2, 2014	$1.01-$1.08	($711)	$32,000
	forward contracts			October 6, 2014

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to the interim condensed consolidated statements of income (loss) within the next 12 months is a gain of approximately $7,507.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the interim condensed consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments.

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, trade and other payables under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$46,886	$46,886
Financial liabilities
Derivative financial liabilities	-	(18,385)	(174,175)	(192,560)
Total net derivative liabilities	$-	$(18,385)	$(127,289)	$(145,674)

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$64,310	$64,310
Discontinued operations (Note 5)	-	-	77,439	77,439
Financial liabilities
Derivative financial liabilities	-	(32,243)	(212,956)	(245,199)
Discontinued operations (Note 5)	-	-	(77,439)	(77,439)
Total net derivative liabilities	$-	$(32,243)	$(148,646)	$(180,889)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the nine months ended December 31, 2013 and the year ended March 31, 2013:

	December 31, 2013	March 31, 2013
Balance, beginning of period	$(148,646)	$(819,354)
Total gains (losses)	(37,561)	79,853
Purchases	1,275	49,885
Sales	(6,460)	(525)
Settlements	64,103	541,495
Transfer out of Level 3	-	-
Balance, end of period	$(127,289)	$(148,646)

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)  Classification of financial assets and liabilities

Long-term debt recorded at amortized cost has a fair value of $1,012,390.

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Interest expense on financial liabilities not classified as fair value through profit and loss	$23,004	$18,184	$67,850	$52,930

As at December 31, 2013 and March 31, 2013, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $90 million, $330 million and $100 million convertible debentures, which are fair valued based on market value, and,
(ii)	the carrying value of the senior unsecured note which approximates fair value due to the limited time that has passed since its issuance.

(c)  Management of risks arising from financial instruments

            The risks associated with Just Energy’s financial instruments are as follows:

           (i)                      Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the nine months ended December 31, 2013, assuming that all the other variables had remained constant, profit for the period would have been $2,300 higher/lower and other comprehensive income would have been $8,600 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $972 in income before income taxes for the nine months ended December 31, 2013.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the nine months ended December 31, 2013 would have increased (decreased) by $227,666 ($225,173) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the nine months ended December 31, 2013 would have increased (decreased) by $211,701 ($209,468) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, Massachusetts, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	December 31, 2013	March 31, 2013

Current	$104,719	$86,604
1 – 30 days	26,271	33,944
31 – 60 days	6,857	7,893
61 – 90 days	6,359	4,340
Over 91 days	50,213	31,853
	$194,419	$164,634

Changes in the allowance for doubtful accounts were as follows:

	December 31, 2013	March 31, 2013

Balance, beginning of period	$40,190	$34,926
Provision for doubtful accounts	35,315	30,850
Bad debts written off	(18,077)	(23,120)
Other	(596)	(2,466)
Balance, end of period	$56,832	$40,190

In the remaining markets, the local distribution companies (“LDCs”), provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2013, the estimated counterparty credit risk exposure amounted to $241,305 representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at December 31, 2013:

		Contractual	Less than			More than
	Carrying amount	cash flows	1 year	1 to 3 years	4 to 5 years	5 years
Trade and other payables	$404,356	$404,356	$404,356	$-	$-	$-
Long-term debt*	1,038,136	1,090,313	155,257	252,381	610,100	72,575
Derivative instruments	192,560	2,778,997	1,413,975	1,121,052	234,398	9,572
	$1,635,052	$4,273,666	$1,973,588	$1,373,433	$844,498	$82,147

As at March 31, 2013:

		Contractual	Less than			More than
	Carrying amount	cash flows	1 year	1 to 3 years	4 to 5 years	5 years
Trade and other payables	$301,820	$301,820	$301,820	$-	$-	$-
Long-term debt*	957,698	1,014,227	162,474	189,801	403,946	258,006
Derivative instruments	245,199	2,549,866	1,372,855	993,719	182,020	1,272
	$1,504,717	$3,865,913	$1,837,149	$1,183,520	$585,966	$259,278

* Included in long-term debt are the $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at December 31, 2013, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$61,542	$99,893	$50,441	$5,443

(iv)   Supplier risk
Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,127 to accommodate for its counterparties’ risk of default.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.      ACCUMULATED OTHER COMPREHENSIVE INCOME

For the nine months ended December 31, 2013

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$34,726	$12,429	$47,155
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	14,848	-	14,848
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $476	-	(4,922)	(4,922)
Balance, end of period	$49,574	$7,507	$57,081

For the nine months ended December 31, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$31,419	$38,874	$70,293
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(4,083)	-	(4,083)
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $5,084	-	(22,592)	(22,592)
Balance, end of period	$27,336	$16,282	$43,618

9.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders’ capital as at December 31, 2013, with comparatives as at March 31, 2013, are as follows:

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Nine months ended		Year ended
Issued and outstanding	December 31, 2013		March 31, 2013
	Shares	Amount	Shares	Amount

Balance, beginning of period	142,029,340	$1,018,082	139,348,926	$993,181
Share-based awards exercised	550,382	7,240	235,301	3,320
Dividend reinvestment plan (i)	1,006,213	6,864	2,444,284	21,574
Shares issued for cash	-	-	829	7
Balance, end of period	143,585,935	$1,032,186	142,029,340	$1,018,082

(i) Dividend reinvestment plan
Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market. The DRIP was suspended for the period of February 1, 2012 to September 30, 2012.

(ii) Repurchase and cancellation of shares and debentures
During the 12 month period commencing February 14, 2013 and ending February 13, 2014, Just Energy has approval to make a normal course issuer bid (“NCIB”) to purchase up to 10,000,000 common shares.  Just Energy commenced another NCIB on February 22, 2013 with an expiration of February 21, 2014 for the 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the “6% $330 million debentures”) and the 5.75% convertible unsecured subordinated debentures due September 30, 2018 (the “5.75% $100 million debentures”).  Under the NCIB, Just Energy may purchase such convertible debentures, up to $33,000 of the 6% $330 million convertible extendible unsecured subordinated debentures and up to $10,000 of the 5.75% $100 million debentures.   No shares or convertible debentures have been purchased under these plans.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	LONG-TERM DEBT AND FINANCING

	December 31, 2013	March 31, 2013
Credit facility (a)	$152,599	$110,121
Less: debt issue costs (a)	(2,804)	(427)
$105 million senior unsecured note (b)	105,000	105,000
Less: debt issue costs (b)	(6,501)	(7,335)
TGF credit facility	-	28,571
TGF debentures	-	37,645
NHS financing (c)	275,965	257,427
$90 million convertible debentures (d)	88,824	87,610
$330 million convertible debentures (e)	302,764	297,928
$100 million convertible debentures (f)	88,958	87,579
HES financing (g)
Credit facility	13,242	11,431
Construction loan	-	9,776
Term loan	23,283	-
Less: debt issue costs	(3,418)	(1,884)
Capital leases (h)	224	472
	1,038,136	1,023,914
Less: transfer of discontinued operations	-	(66,216)
Less: current portion	(154,081)	(162,474)
	$884,055	$795,224

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$-	$152,599	$-	$-	$152,599
$105 million senior unsecured note (b)	-	-	105,000	-	105,000
NHS financing (c)	51,593	99,163	74,436	50,773	275,965
$90 million convertible debentures (d)	90,000	-	-	-	90,000
$330 million convertible debentures (e)	-	-	330,000	-	330,000
$100 million convertible debentures (f)	-	-	100,000	-	100,000
HES financing - Credit facility (g)	13,242	-	-	-	13,242
HES financing - Solar term loan (g)	251	566	664	21,802	23,283
Capital leases (h)	171	53	-	-	224
	$155,257	$252,381	$610,100	$72,575	$1,090,313

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three and nine months ended December 31. Interest is expensed at the effective interest rate.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Credit facility (a)	$3,774	$3,715	$10,573	$11,787
$105 million senior unsecured note (b)	2,833	127	8,919	127
NHS financing (c)	5,114	3,992	14,971	10,324
$90 million convertible debentures (d)	1,764	1,732	5,264	5,172
$330 million convertible debentures (e)	6,581	6,447	19,685	19,287
$100 million convertible debentures (f)	1,910	1,871	5,691	5,579
HES financing (g)	1,088	213	2,631	349
Capital lease interest (h)	12	20	46	92
Unwinding of discount on provisions	(72)	67	70	213
	$23,004	$18,184	$67,850	$52,930

(a)
As at December 31, 2013, Just Energy has a $340 million credit facility to meet working capital requirements. On October 2, 2013 (“the closing date”), Just Energy reached an agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date. The pricing of the renewed facility is the same as that of the previous extension. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at December 31, 2013, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at December 31, 2013, Just Energy had drawn $152,599 (March 31, 2013 - $110,121) against the facility and total letters of credit outstanding amounted to $113,364 (March 31, 2013 - $115,466).  As at December 31, 2013, unamortized debt issue costs relating to the facility are $2,804 (March 31, 2013 - $427). As at December 31, 2013, Just Energy has $74,037 of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES, and the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  As at December 31, 2013, the Company was compliant with all of these covenants.

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)
In December 2012, the Company issued $105 million in senior unsecured notes (“$105 million senior unsecured note”) bearing interest at 9.75% and maturing in June 2018.  As at December 31, 2013, unamortized debt issue costs are $6,501. These costs will be charged to operations as finance costs over the term of the debt. The $105 million senior unsecured note is subject to certain financial and other covenants.  As at December 31, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the $105 million senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES, Momentis and the UK operations.

	Three months ended	Nine months ended
	December 31, 2013	December 31, 2013

Sales	$807,888	$2,341,352
Gross margin	146,530	363,013
Finance costs	16,805	50,250
Profit (loss) for the period	71,801	(109,167)
Non-cash financing costs	3,162	9,559
Intercompany interest charges	-	18,148
Share-based compensation	1,564	4,688
Income tax paid (recovered)	649	468
Dividends paid from unrestricted subsidiaries	-	-

(c)
NHS has a long-term financing agreement for the funding of new and existing rental water heater and furnace and air conditioner contracts. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%.  Once all obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS has $247,820 owing under this agreement, including $9,626 relating to the holdback provision, recorded in non-current receivables.

NHS assumed debt, relating to the acquisition of customer contracts in the prior year.  The current outstanding debt of $28,145 bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August 2022.  NHS has $2,168 in restricted cash as at December 31, 2013 related to this debt.

NHS is required to meet a number of non-financial covenants under these agreements.  As at December 31, 2013, all of these covenants had been met.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 42.46 common shares, representing a conversion price of $23.55 per common share as at December 31, 2013. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the nine months ended December 31, 2013, interest expense amounted to $5,264.

Prior to the maturity date, the $90 million convertible debentures are redeemable in whole or in part at a price equal to the principal amount thereof plus accrued and unpaid interest at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)
Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the period ended December 31, 2013, interest expense amounted to $19,685. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(f)
Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(g)
Effective August 2012, HES through a subsidiary entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. As at December 31, 2013, HES had drawn $13,242 and had unamortized debt issue costs relating to the facility of $537.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2013, HES has the following term loans:

(i)
As at December 31, 2013, HES has $13,406 owing under term loans used to satisfy prior construction loans and has unamortized debt issue costs of $2,592.  The term loans bear interest at 8% and mature between May and June 2019.  In addition, during the nine months ended December 31, 2013, HES received $10,183 from an institutional investor under this arrangement.  The proceeds received have been recorded as a contribution from a non-controlling interest.  The minority shareholder has approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

(ii)
As at December 31, 2013, HES has $9,877 owing under a 15-year term loan used to satisfy prior construction loans which has unamortized debt issue costs of $289.  This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Credits (“SRECs”) generated by the underlying projects.  If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $325 to $410 per SREC.  In addition, during the three months ended December 31, 2013, HES received approximately $800 from a minority shareholder.  Under this arrangement HES receives the majority of the tax benefits associated with the solar division and the minority shareholder receives the majority of the cash generated from these projects.

(h)
The Company, through its subsidiaries, leases certain computer and office equipment and software.  These financing arrangements bear interest at rates ranging from 0% to 29% and mature between January 1, 2014 and January 31, 2015.

11.	INCOME TAXES

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Current income tax expense	$1,797	$598	$2,112	$1,376
Deferred tax expense	15,600	8,949	23,114	47,763
Provision for income taxes	$17,397	$9,547	$25,226	$49,139

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Amortization of gas contracts	$2,060	$2,678	$6,179	$10,567
Amortization of electricity contracts	1,687	9,319	4,963	28,150
Amortization of acquired water heaters and HVAC contracts	1,179	413	3,364	1,238
Amortization of other intangible assets	8,363	8,388	24,135	24,302
Amortization of property, plant and equipment	1,101	2,107	3,295	4,412
Bad debt expense	13,600	6,186	35,315	22,540
Share-based compensation (i)	1,635	2,867	4,936	9,255
	$29,625	$31,958	$82,187	$100,464

(i)
During the nine months ended December 31, 2013, the Company issued approximately 520,000 restricted share grants, performance bonus grants and deferred share grants to employees and directors.  These share-based payments had a grant date fair value of approximately $6.51 and will be expensed over their vesting period, which is approximately one to three years from the grant date.  These equity instruments are valued based on the grant date value of the underlying shares. Performance bonus grants (“PBGs”) are issued pursuant to a new share-based compensation plan approved by shareholders of the Company on June 26, 2013.  PBGs have all the same characteristics as restricted share grants except Just Energy can elect that, holders of PBGs receive cash or common shares or a combination thereof when their PBGs are vested.

(b)	Amortization and energy costs included in cost of sales in the interim condensed consolidated statements of income (loss)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Amortization	$3,829	$2,355	$11,117	$6,634
Direct energy costs and other	692,364	593,937	2,036,298	1,732,242
	$696,193	$596,292	$2,047,415	$1,738,876

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Included in change in fair value of derivative instruments

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Amortization of gas contracts	$2,514	$2,746	$7,542	$9,180
Amortization of electricity contracts	1,171	10,139	3,445	30,642

(d)	Employee benefits expense

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Wages, salaries and commissions	$54,403	$50,209	$168,738	$165,852
Benefits	3,158	3,511	9,974	8,032
	$57,561	$53,720	$178,712	$173,884

13.	REPORTABLE BUSINESS SEGMENTS

Effective April 1, 2013, Just Energy revised its reportable segments to include the following: consumer energy marketing, commercial energy marketing, ethanol (TGF), home services (NHS) and solar (HES).  Previously Just Energy presented its reportable segments to include gas energy marketing, electricity energy marketing, ethanol, home services and other. This revised presentation is consistent with the organizational alignment and management structure.  This change reflects the Company’s evolution to attract a more diverse client base consisting of both consumer and commercial customers.  This change in segment reporting had no impact on the Company’s interim condensed consolidated statements of financial position, income (loss) or cash flows for the periods.  The prior year segmented disclosure has been restated to conform to the current period presentation.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables present Just Energy’s results by operating segments:

For the three months ended December 31, 2013

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$500,441	$339,657	$-	$18,674	$195	$858,967
Gross margin	113,770	34,846	-	14,538	(380)	162,774
Amortization of property, plant
and equipment	770	260	-	71	-	1,101
Amortization of intangible assets	6,248	5,861	-	1,180	-	13,289
Administrative expenses	21,660	7,374	-	5,237	1,429	35,700
Selling and marketing expenses	30,880	15,439	-	2,240	-	48,559
Other operating expenses	12,084	3,082	-	69	-	15,235
Operating profit (loss) for the
period	$42,128	$2,830	$-	$5,741	$(1,809)	$48,890
Finance costs	(9,132)	(7,673)	-	(5,112)	(1,087)	(23,004)
Change in fair value of derivative
instruments	128,624	24,122	-	-	375	153,121
Proportionate share of loss from joint venture	(1,194)	-	-	-	-	(1,194)
Other income (loss)	(269)	30	-	-	-	(239)
Provision for income taxes	10,623	3,906	-	2,868	-	17,397
Profit (loss) for the period	$149,534	$15,403	$-	$(2,239)	$(2,521)	$160,177
Discontinued operations	-	-	17,291	-	-	17,291
Profit (loss) for the period	$149,534	$15,403	$17,291	$(2,239)	$(2,521)	$177,468
Capital expenditures	$1,512	$1,288	$-	$6,446	$4,089	$13,335

For the three months ended December 31, 2012 (restated)

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$409,503	$313,832	$-	$12,689	$538	$736,562
Gross margin	92,343	37,882	-	9,507	538	140,270
Amortization of property, plant
and equipment	913	190	-	60	944	2,107
Amortization of intangible assets	5,704	14,680	-	414	-	20,798
Administrative expenses	22,674	6,434	-	4,962	818	34,888
Selling and marketing expenses	34,482	14,176	-	1,260	-	49,918
Other operating expenses	7,405	1,349	-	299	-	9,053
Operating profit (loss) for the
period	$21,165	$1,053	$-	$2,512	$(1,224)	$23,506
Finance costs	(5,968)	(8,010)	-	(3,993)	(213)	(18,184)
Change in fair value of derivative
instruments	52,696	(5,495)	-	-	-	47,201
Proportionate share of loss from joint venture	(1,910)	-	-	-	-	(1,910)
Other income (loss)	804	(64)	-	-	-	740
Provision for (recovery of) income taxes	7,980	(897)	-	2,464	-	9,547
Profit (loss) from continuing operations	58,807	(11,619)	-	(3,945)	(1,437)	41,806
Discontinued operations	-	-	(1,568)	-	-	(1,568)
Profit (loss) for the period	$58,807	$(11,619)	$(1,568)	$(3,945)	$(1,437)	$40,238
Capital expenditures	$753	$655	$-	$14,469	$18,314	$34,191

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2013

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$1,347,633	$1,054,231	$-	$53,720	$2,519	$2,458,103
Gross margin	264,851	103,214	-	41,805	818	410,688
Amortization of property, plant
and equipment	2,307	780	-	208	-	3,295
Amortization of intangible assets	17,272	18,003	-	3,366	-	38,641
Administrative expenses	65,613	22,583	-	16,287	2,454	106,937
Selling and marketing expenses	96,651	43,950	-	8,340	-	148,941
Other operating expenses	32,296	7,708	-	247	-	40,251
Operating profit (loss) for the
period	$50,712	$10,190	$-	$13,357	$(1,636)	$72,623
Finance costs	(22,395)	(27,855)	-	(14,969)	(2,631)	(67,850)
Change in fair value of derivative
instruments	22,231	6,706	-	-	3,241	32,178
Proportionate share of loss from joint venture	(5,984)	-	-	-	-	(5,984)
Other income (loss)	398	(127)	-	-	-	271
Provision for income taxes	16,756	4,987	-	3,483	-	25,226
Profit (loss) from continuing operations	$28,206	$(16,073)	$-	$(5,095)	$(1,026)	$6,012
Discontinued operations	-	-	17,987	-	-	17,987
Profit (loss) for the period	$28,206	$(16,073)	$17,987	$(5,095)	$(1,026)	$23,999
Capital expenditures	$2,093	$1,868	$-	$23,809	$9,663	$37,433
Total goodwill	$214,602	$45,567	$-	$283	$-	$260,452
Total assets	$810,724	$317,904	$-	$292,248	$122,794	$1,543,670
Total liabilities	$1,233,144	$117,631	$-	$316,379	$50,034	$1,717,188

For the nine months ended December 31, 2012 (restated)

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$1,057,035	$1,013,785	$-	$35,609	$660	$2,107,089
Gross margin	226,586	113,745	-	27,222	660	368,213
Amortization of property, plant
and equipment	2,394	810	-	172	1,036	4,412
Amortization of intangible assets	16,034	46,983	-	1,239	1	64,257
Administrative expenses	67,083	20,078	-	12,985	1,970	102,116
Selling and marketing expenses	112,746	42,394	-	3,612	-	158,752
Other operating expenses	24,820	5,764	-	1,211	-	31,795
Operating profit (loss) for the
period	$3,509	$(2,284)	$-	$8,003	$(2,347)	$6,881
Finance costs	(16,271)	(25,982)	-	(10,328)	(349)	(52,930)
Change in fair value of derivative
instruments	380,414	113,315	-	(175)	-	493,554
Proportionate share of loss from joint venture	(5,770)	-	-	-	-	(5,770)
Other income (loss)	4,107	(90)	-	-	1,701	5,718
Provision for income taxes	17,213	3,172	-	28,754	-	49,139
Profit (loss) from continuing operations	$348,776	$81,787	$-	$(31,254)	$(995)	$398,314
Discontinued operations	-	-	(6,350)	-	-	(6,350)
Profit (loss) for the period	$348,776	$81,787	$(6,350)	$(31,254)	$(995)	$391,964
Capital expenditures	$1,856	$1,657	$-	$32,573	$52,589	$88,675
As at March 31, 2013
Total goodwill	$212,572	$43,527	$-	$283	$-	$256,382
Total assets	$800,271	$276,835	$77,439	$266,933	$107,464	$1,528,942
Total liabilities	$955,055	$307,678	$77,439	$294,401	$33,426	$1,667,999

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Sales from external customers

	For the three months	For the three months	For the nine months	For the nine months
	ended December 31, 2013	ended December 31, 2012	ended December 31, 2013	ended December 31, 2012

Canada	$214,797	$233,451	$523,938	$571,599
United States	625,073	500,964	1,899,529	1,533,111
United Kingdom	19,097	2,147	34,636	2,379
Total sales per
interim consolidated statements of income	$858,967	$736,562	$2,458,103	$2,107,089

The sales are based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at December 31, 2013	As at March 31, 2013
Canada	$389,161	$391,420
United States	308,553	312,823
United Kingdom	948	1,093
Total	$698,662	$705,336

35.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14.           EARNINGS PER SHARE

	For the three	For the three	For the nine		For the nine
	months ended	months ended	months ended		months ended
	December 31,	December 31,	December 31,		December 31,
	2013	2012	2013		2012
Basic earnings per share
Profit from continuing operations	$160,177	$41,806	$6,012		$398,314
Profit available to shareholders	178,738	40,312	25,602		392,380
Basic shares outstanding	143,411,457	140,126,633	142,848,233		139,621,644
Basic earnings per share from continuing operations	$1.12	$0.30	$0.04		$2.85
Basic earnings per share available to shareholders	$1.25	$0.29	$0.18		$2.81

Diluted earnings per share
Profit from continuing operations	$160,177	$41,806	$6,012		$398,314
Profit available to shareholders	178,738	40,312	25,602		392,380
Adjustment for dilutive impact of convertible debentures	7,590	6,046	22,656	1	21,880
Adjusted earnings (loss) from continuing operations	$167,767	$47,852	$28,668		$420,194
Adjusted earnings (loss) available to shareholders	$186,328	$46,358	$48,258		$414,260
Basic shares outstanding	143,411,457	140,126,633	142,848,233		139,621,644
Dilutive effect of:
Restricted share grants	3,559,322	3,704,287	3,841,027		3,716,675
Deferred share grants	164,146	156,491	162,663		149,617
Convertible debentures	27,757,230	23,935,575	27,757,230	1	27,280,056
Shares outstanding on a diluted basis	174,892,155	167,922,986	174,609,153		170,767,992
Diluted earnings per share from continuing operations	$0.96	$0.28	$0.04		$2.46
Diluted earnings per share available to shareholders	$1.07	$0.28	$0.17		$2.43
1 The assumed conversion into shares results in an anti-dilutive position; therefore, this conversion has not been included in computation of diluted earnings per share.

15.	DIVIDENDS PAID AND PROPOSED

For the three months ended December 31, 2013, dividends of $0.21 (2012 - $0.31) per share were declared by Just Energy. These dividends amounted to $30,891 (2012 - $44,636), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the nine months ended December 31, 2013, dividends of $0.63 (2012 - $0.93) per share were declared and paid by Just Energy. This amounted to $92,497 (2012 - $133,435), which was approved throughout the period by the Board of Directors and was paid out during the period.

36.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Declared dividends subsequent to quarter end
On January 2, 2014, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually).  The dividend was paid on January 31, 2014 to shareholders of record at the close of business on January 15, 2014.

On February 3, 2014, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually).  The dividend will be paid on February 28, 2014 to shareholders of record at the close of business on February 17, 2014.

16.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2013

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	8,386	11,053	6,709	4,711	30,859
Royalty payments	-	3,283	9,643	32,856	45,782
Long-term gas and electricity contracts	1,413,975	1,121,052	234,398	9,572	2,778,997
	$1,422,361	$1,135,388	$250,750	$47,139	$2,855,638

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.  Royalty payments represent the future payments NHS is required to make on revenue earned on its current installed base.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with various entities, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2013 was $33,000.

As at December 31, 2013, Just Energy had total letters of credit outstanding in the amount of $113,364 (Note 10(a)).

17.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

37.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	SUBSEQUENT EVENT

On January 29, 2014, Just Energy completed a European-focused offering (the “Offering”) of US $150 million of senior unsecured convertible bonds due July 2019 with a coupon of 6.5% per annum payable semi-annually in arrears.  The initial conversion price is US $9.3762 per share, which represents a premium of 22.5% over the five day volume weighted average price of Just Energy’s common shares on January 21, 2014 (the day on which the Offering was publicly announced).

Just Energy intends to use the net proceeds of the Offering to redeem its outstanding $90 million convertible debentures on March 19, 2014 and to pay down the Company’s credit facility.  Upon completion of the Offering the credit facility was reduced to $290 million.

38.